 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

November 2, 2010

NR 10-16

ANIMAS RESOURCES ANNOUNCES $1.6 MILLION FINANCING

Animas Resources Ltd. (TSX.V:ANI) Animas Resources is pleased to announce that it has agreed to complete a non-brokered private placement of 4,571,428 units (a “Units”) at $0.35 per Unit for gross proceeds of $1.6 million, subject to acceptance by the TSX Venture Exchange.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.55 per common share.

The financing will be taken up by a group of strategic investors who have been long term supporters of Animas in the past, both financially, and by assisting with growth strategies and contact networks.  Insiders of Animas will be participating for more than 25% of the placement.  The securities will have a four-month hold from closing.

The financing proceeds will be used for mineral exploration in the Golden Arrow and Kinsley Mountain properties in Nevada and general corporate purposes. Finder’s fees of 7% cash and 7% warrants may be paid on a portion of these offerings.

About Animas Resources Ltd.

Animas Resources Ltd.'s mission is to grow the Company through discovery and acquisition of high-quality mineral deposits of a significant size and to build upon the historic and current gold resources. The Company maintains a pipeline of only the highest quality projects including Santa Gertrudis in Sonora Mexico, Golden Arrow and Kinsley Mountain in Nevada, USA.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.